DIRECTORS:

D Konar # (Chairman)
MJ Jooste (Chief Executive Officer)
DE Ackerman #
DC Brink #
YZ Cuba #
CE Daun# (German)
JF Mouton #
FJ Nel
FA Sonn #
BE Steinhoff # (German)
IM Topping (British)
DM van der Merwe
JHN van der Merwe

ALTERNATE DIRECTORS:
JNS du Plessis
HJK Ferreira
SJ Grobler
KJ Grové
A Krüger-Steinhoff # (German)

Non Executive

COMPANY SECRETARY:
SJ Grobler

Steinhoff
International Holdings Limited

Registration No: 1998/003951/06
VAT No: 4060175934

28, 6th Street, Wynberg
SANDTON
2090

P.O. Box 1955
BRAMLEY
2018

Tel: +27 (11) 445 3000
Fax: +27 (11) 445 3094/99/3135

09046217

SUPPL

28 April 2009

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549 – 0302
Mail Stop 3-2
United States of America

Dear Sirs

STEINHOFF INTERNATIONAL HOLDINGS LIMITED :
EXEMPTION PURSUANT TO RULE 12g3-2(b) OF THE US SECURITIES EXCHANGE ACT OF 1934 : EXEMPTION NUMBER 82-34772

Enclosed please find copies of public announcements in respect of :

1. Dealing in securities by a Director (5 March 2009);

2. Dealing in securities by Directors (5 March 2009);

3. Dividend number 7 to preference shareholders (16 April 2009);

4. Change in Executive responsibilities (23 April 2009).

made through the news service of the JSE Limited for your records. Trusting that you find the above in order.

Yours faithfully

STEINHOFF INTERNATIONAL GROUP SERVICES
PER : PIET FERREIRA
DIRECTOR : M&A's AND CORPORATE ADVISORY SERVICES

dlw 5/20

SHFF - Steinhoff Investment - Dealing in securitie **5 Mar 2009**

JSE SHFF
SHFF
SHFF - Steinhoff Investment - Dealing in securities by director
STEINHOFF INVESTMENT HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1954/001893/06)
("Steinhoff Investment")
Share Code: SHFF ISIN: ZAE000068367

DEALING IN SECURITIES BY DIRECTOR

COMPANY	: Steinhoff Investment Holdings Ltd
NAME	: S J Grobler
STATUS	: Director
TYPE OF SECURITIES	: Preference shares
DATE OF TRANSACTION	: 2 - 3 March 2009
CENTS PER SHARE	: 7450
NUMBER OF SECURITIES TRANSACTED	: 6 000
TOTAL RAND VALUE OF SECURITIES	: 447 000
CLASS OF SECURITIES	: Preferential
NATURE OF TRANSACTION	: Purchased
NATURE AND EXTENT OF DIRECTOR`S INTEREST IN THE TRANSACTION	: Indirect, Beneficial
CONFIRMATION THAT CLEARANCE HAS BEEN GIVEN IN TERMS OF PARAGRAPH 3.66	: Yes
DATE OF CONFIRMATION	: 2 March 2009

SPONSOR: PSG Capital (Pty) Limited

Date: 05/03/2009 08:53:02 Produced by the JSE SENS Department.

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SHF - Steinhoff International - Dealing in securit **5 Mar 2009**

SHF
SHF
SHF - Steinhoff International - Dealing in securities by director
STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1998/003951/06)
("Steinhoff")
Share Code: SHF ISIN: ZAE000016176

DEALING IN SECURITIES BY DIRECTOR

COMPANY	:	Steinhoff International Holdings Ltd
NAME	:	S J Grobler
STATUS	:	Executive Director
TYPE OF SECURITIES	:	Ordinary shares
DATE OF TRANSACTION	:	4 March 2009
CENTS PER SHARE	:	946,456
NUMBER OF SECURITIES TRANSACTED	:	18 389
TOTAL RAND VALUE OF SECURITIES	:	174 043.83
NATURE OF TRANSACTION	:	Purchased
NATURE AND EXTENT OF DIRECTOR`S INTEREST IN THE TRANSACTION	:	Indirect, Beneficial
CONFIRMATION THAT CLEARANCE HAS BEEN GIVEN IN TERMS OF PARAGRAPH 3.66	:	Yes
DATE OF CONFIRMATION	:	2 March 2009

SPONSOR: PSG Capital (Pty) Limited
Date: 05/03/2009 08:55:03 Produced by the JSE SENS Department.

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SHFF - Steinhoff Investment - Dividend number 7 to **16 Apr 2009**

JSE SHFF
SHFF
SHFF - Steinhoff Investment - Dividend number 7 to preference shareholders : confirmation of amendment to dividend dates
STEINHOFF INVESTMENT HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1954/001893/06)
Share Code: SHFF
ISIN: ZAE000068367
("Steinhoff Investment" or "the company")
DIVIDEND NUMBER 7 TO PREFERENCE SHAREHOLDERS : CONFIRMATION OF AMENDMENT TO DIVIDEND DATES
With reference to the declaration of dividend number 7 to preference shareholders of Steinhoff Investment, as announced on the 2nd of March 2009, the company wishes to advise that the South African National Elections have been confirmed to take place on Wednesday, 22 April 2009, and consequently, Wednesday, 22 April 2009 has been declared a Public Holiday.
As a result, Steinhoff Investment wishes to confirm that the dividend timetable will be impacted as follows: The Steinhoff Investment branch register dividend dates would be brought forward by one day. The last day to trade cum dividend will now be Thursday, 16 April 2009 (previously Friday: 17 April 2009) with the respective ex dividend date (shares to trade ex dividend), revised to now be Friday, 17 April 2009 (previously: Monday, 20 April 2009).
The record date will remain as Friday, the 24th April 2009 and the payment date will remain as Tuesday, the 28th April 2009.
Johannesburg
16 April 2009
Sponsor:
PSG Capital (Pty) Limited
Date: 16/04/2009 10:04:17 Produced by the JSE SENS Department.

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SHF / SHFF - Steinhoff / Steinhoff Investments - C **23 Apr 2009**

SHF SHFF
SHF SHFF
SHF / SHFF - Steinhoff / Steinhoff Investments - Change In Executive Responsibilities

STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1998/003951/06)
("Steinhoff" or "the company")
Share Code: SHF
ISIN: ZAE000016176

STEINHOFF INVESTMENT HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1954/001893/06)
("Steinhoff Investments" or "the company")
Share Code: SHFF
ISIN: ZAE000068367

CHANGE IN EXECUTIVE RESPONSIBILITIES

In compliance with paragraph 3.59 of the Listing Requirements of the JSE Limited, the company would like to advise its shareholders of changes in the responsibilities of certain of its executive management team to be implemented with effect from 1 May 2009. The Human Resources and Remuneration Committee (Remcom) and the executive management team have reviewed the group`s management structures globally, its existing succession planning, as well as specific identified requirements.

Mr Leon Cohen, who has acted as Non-Executive Chairman of PG Bison group since 1996, retired recently and it was resolved that Mr Chris van Niekerk succeed him as Executive Chairman, resulting in a vacancy of Chief Executive Officer for the PG Bison group. The PG Bison group includes the group`s interests in forestry, sawmilling and its panel product operations. Jan van der Merwe, Chief Financial Officer of Steinhoff, indicated that he wished to reduce his global responsibilities and take up this opportunity. The Remcom resolved to redeploy Jan van der Merwe in an operational capacity and to appoint him as Chief Executive Officer of the PG Bison group. In view of this, the Remcom further resolved to restructure the responsibilities of the International Group Services team in the interim, and also to appoint chief financial officers in line with the group`s operational structure for the Northern Hemisphere and Southern Hemisphere respectively.

Shareholders are therefore advised of the following changes in executive responsibilities:

- Jan van der Merwe (49) - Jan van der Merwe will be appointed Chief Executive Officer of the PG Bison group and step down as Chief Financial Officer and director of Steinhoff. In addition, Jan will resign as a director of Steinhoff Investment Holdings Limited (SHFF), but will remain a director of Steinhoff Africa Holdings (Pty) Limited (Steinhoff Africa).
- Chris van Niekerk (61) - Chris van Niekerk will step down as Chief Executive Officer of the PG Bison group and will take over the responsibility of Executive Chairman of that group. Chris will remain a member of the board of Steinhoff Africa.
- Stehan Grobler (49) - Stehan Grobler, currently an alternate director, will be appointed to the board of Steinhoff and will take over the responsibilities of Group Treasury and Financing activities. Stehan will be assisted in this function by the regional Chief Financial Officers being Siegmar Schmidt for the Northern Hemisphere and Ben la Grange, for the Southern Hemisphere. Stehan will remain Company Secretary.
- Piet Ferreira (53) - Piet, currently an alternate director, will be appointed as director of Steinhoff and will take on full responsibility for the group`s Corporate Services. This department will focus on mergers and acquisitions and general advisory and secretarial services. In addition, Piet will be appointed as executive director of SHFF.
- Mariza Nel (36) - A member of the Corporate Services team will continue to take full responsibility for investor relations and corporate and stakeholder communication.
- Ben la Grange (34) - Ben la Grange will take on the role of Chief Financial Officer for the group`s Southern Hemisphere operations, including its

African and Pacific Rim investments. Ben will, in this capacity, also be appointed to the boards of Steinhoff Africa and Steinhoff Asia Pacific Holdings (Pty) Limited. Ben is a chartered accountant and has been in the employ of the group, in the Corporate Services and Tax Departments, since 2003.

- Hein Odendaal (52) - Hein, who has acted as managing director of Steinhoff Africa Group Services, will join the International Group Services team and will take on the group`s global responsibility for audit compliance and internal audit.

The shareholders are furthermore advised that the current positions and responsibilities of the company`s Chief Executive Officer, Markus Jooste, the Chief Executive Officer for the Southern Hemisphere operations, Danie van der Merwe and the company`s financial director, Frikkie Nel, remain unchanged.

BY ORDER OF THE BOARD
SJ GROBLER
COMPANY SECRETARY
23 April 2009
SPONSOR: PSG CAPITAL (PTY) LIMITED
Date: 23/04/2009 08:56:50 Produced by the JSE SENS Department.